Wessanen

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Corporate Communications

03 NOV 21 AM 7:21

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	15

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Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date November 21, 2003

Subject Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

03037587

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

11/21

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, The Netherlands, November 21, 2003
(08:00 a.m.)

Wessanen third quarter results slightly above forecast; detailed plan for Operation Phoenix

in millions euro, unless stated otherwise	**Q3 2003**	Q3 2002	**9 months 2003**	9 months 2002
Net sales[1]	**597.2**	607.8	**1,807.5**	1,914.3
Net sales[1] at constant exchange rates	**659.0**	607.8	**2,052.7**	1,914.3
EBITA[1+2]	**3.5**	13.7	**4.9**	49.9
Net income[2]	**2.1**	11.8	**3.3**	33.4
Net income	**(4.9)**	8.4	**(28.9)**	25.9
Earnings per share *(in euro)*	**(0.07)**	0.12	**(0.41)**	0.37

Key operating results in the third quarter of 2003

- Results for the third quarter slightly above forecast as announced in August.
- Net sales increased by 8.4% at constant exchange rates. Negative currency effects caused sales in euros to decrease by 1.7%.
- European activities showed satisfactory increase in net sales and EBITA improvement.
- Dollar sales in US showed continued growth in all channels; autonomous sales growth 8.0%.

Operation Phoenix

- Operation Phoenix initiatives underway at all US and European divisions; for year- end EUR 5 million in savings and a headcount reduction of 400 positions are expected.
- Total annual savings Operation Phoenix forecast to be EUR 100-115 million; total headcount reduction of 1,300 to 1,400 positions.
- EUR 30 million reduction in working capital following termination Wild Oats distribution agreement.
- Reorganization expenses of around EUR 45 million, of which EUR 30 million cash.
- Neutral to positive cash flow for Operation Phoenix.

Outlook

- Repeated outlook: net income[2] Q4 is expected to show substantial improvement and exceed last year's Q4 result of EUR 2.4 million.

[1] excluding the in 2002 divested Leerdammer Company and Telford Foods
[2] before exceptional items (including Operation Phoenix) and amortization of goodwill

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

Ad Veenhof: pleased with progress

"I am pleased with the progress that we have made since I took office this summer. When accepting this position I identified a number of key issues, all of which we have started to address in these past months.

First of all, we needed to restore our credibility by improving our forecasting. As a first step, I am pleased that our third quarter results are slightly above our forecast. Besides making our financial results more predictable, we also needed to improve our performance. This is why Operation Phoenix was launched, focusing initially on reducing costs with a subsequent focus on investing in growth opportunities. So far, the 'economizing' part of the operation has been most visible, resulting in the consolidation of production facilities, efficiency improvements, procurement initiatives and changes at the corporate management level.

As part of Operation Phoenix, our US division Tree of Life US has also been given a lot of attention these past few months. Today, we present our plans with regard to these activities.

The next step is to invest in growth. How we will do this is a strategic question that we will discuss at our Shareholders' Meeting on December 3."

Outlook

We repeat our forecast as stated at the publication of our half-year results, that fourth quarter results are expected to substantially improve and exceed last year's fourth quarter result of EUR 2.4 million[3] before exceptional items and goodwill amortization. This outlook is based on the assumption that in the current economic climate the pressure on sales in Europe will remain, while sales in dollars in North America are expected to continue to show growth.

Tree of Life NA: build on the roots

In order to return to profitability an in-depth analysis has been made of the performance of Tree of Life (TOL) NA. The analysis identified five main issues – operational and strategic – that need to be resolved. First, the company needs to regain the high quality of its business processes. Therefore, two initiatives have been planned and partially implemented: roll-out of a new IT solution and a more stringent reporting structure. Secondly, the cost base needs to be further aligned with the current customer portfolio. To address this point, a further

[3] before exceptional items and amortization of goodwill

Wessanen

workforce reduction of 550 positions is needed, on top of the already implemented reduction of 300 positions. Furthermore, three strategic issues are identified: a limited fit between TOL NA's competencies and certain new customers, a flow of acquisitions done in the past that need to be further integrated and limited attention for the development of the branded part of the business.

To resolve these five issues, the company will be fundamentally reorganized. From now on, TOL NA will focus on four core competencies: category management, building new (transatlantic) markets, branding and distribution. To position these competencies as key value drivers, the organizational structure and governance will be thoroughly altered. Three units will be set up: one focussing on brands, one nationally-controlled category management unit focussing on customer profitability and a lean, efficiency-driven distribution unit purely focussing on operational excellence.

Operation Phoenix: facts and figures

At its launch in August, Operation Phoenix was expected to generate EUR 100 million in annualized cost savings by the end of 2004 and a reduction in workforce of 800 to 1,000 positions. Now, nearly three months into the operation, Wessanen expects to achieve EUR 100 to 115 million in savings and a total workforce reduction of 1,300 to 1,400 positions. Restructuring cost is estimated at around EUR 45 million, primarily for redundancies, but also for non-cash items such as asset write-offs; EUR 7 million of this total was taken in the third quarter. The reduction in working capital following the termination of the Wild Oats agreement is expected to bring in EUR 30 million in cash, resulting in a neutral to positive cash flow for Operation Phoenix.

Key elements of Operation Phoenix:

- *Reducing management layers*

Both the Tree of Life Europe management team and, by the end of Q1 2004, the Wessanen USA management team will be removed, resulting in European and US businesses to report directly to the Executive Board. The changes in and expansion of the Executive Board as well as streamlining of corporate staff will further facilitate consolidation of management layers. This will increase transparency, management efficiency and internal controls while minimizing overhead expenses.

In total, this element of Operation Phoenix will result in a reduction in workforce of 20 to 25 positions and annual savings of EUR 10 million.

- *Improving efficiency*

Wessanen

Throughout the organization projects have been identified to increase efficiency via reengineering of processes or combining production facilities. In the fall of this year, efficiency initiatives were already taken at the Cereals division, the Convenience Food Group and American Beverage Corporation. In the near future, more comparable projects will be announced. Moreover, a restrictive hiring policy has become effective as of September of this year.

Total headcount reductions at Tree of Life NA are expected to reach 850 as a result of the intended structural changes, organizational adjustments following the termination of the Wild Oats relationship and the reduction of 300 positions already implemented in August and September.

Globally, efficiency improvements will result in a workforce reduction of 1,100 to 1,200 positions and annual savings of EUR 45 to 55 million.

- *Optimizing procurement*

A review of our procurement activities has been initiated. Detailed analysis of total expenses indicates potential savings of EUR 25 to 30 million, primarily from the purchase of indirect goods (such as travelling, office supplies etc.), raw materials and goods for resale. These savings will be realized over a period of 18 months.

- *Creating synergies between units*

Combining back-offices, internal sourcing and cross selling initiatives will bring in a substantial saving. This way, synergies between business units will be translated into a lower cost base and more effective operation.

In total, synergy programs will result in a workforce reduction of approximately 150 positions and annual savings of EUR 20 million.

Building Blocks Operation Phoenix *As per November 21, 2003*	Headcount reduction	Savings x EUR million
Reducing management layers	20-25	10
Improving efficiency	1100-1200	45-55
Optimizing procurement		25-30
Creating synergies	150	20

Wessanen

Operation Phoenix: Progress report

Since its launch in August, Operation Phoenix is progressing slightly ahead of schedule. To date, various projects have been announced involving a reduction in workforce of 200 positions:

- American Beverage Corporation (USA): improving efficiency through consolidation of production and closing of Casa Grande (Arizona, USA) production facility - *50 positions*;
- Convenience Food Group: improving efficiency through integration of Essen (Belgium) production activities into Bocholt (Belgium) - *84 positions*;
- Cereals:
  - improving efficiency through transfer of production volume from Deeside (UK) to Faverolles (France) – *31 positions*;
  - improving efficiency through further automation at Faverolles production plant (France) - *6 positions*;
  - optimizing synergies through merger of Dailycer NL production site and Delicia - *30 positions*;
- Changes in management structure – *20 to 25 positions*
  - removal of Tree of Life Europe and Wessanen USA management teams;
  - balancing Executive Board tasks by adding a fourth member, responsible for European activities;
  - rearranging responsibilities at corporate staff level to reflect strategic priorities;
- Procurement: project launch to identify and realize purchasing savings;
- Tree of Life NA: termination of unprofitable distribution agreement with Wild Oats Markets as per March 2004.

Operation Phoenix: Achievements by year-end

Cost-saving initiatives implemented in August and September of this year, such as the integration of Luckhardt (Germany) into Beckers Tilburg (the Netherlands), the workforce reduction at Tree of Life North America and the closing of ABC's Casa Grande facility (USA), as well as a strict company-wide hiring policy, will already result in a headcount reduction of approximately 400 positions and a saving of EUR 5 million by the end of the year.

General Meeting of Shareholders

As promised during the General Meeting of Shareholders on June 30, 2003, an additional shareholders' meeting has been scheduled for December 3, 2003. At this meeting further details of Operation Phoenix as well as the plans with regard to the future strategy of the company will be discussed.

Wessanen

Developments per group in Q3 and the first nine months of 2003

Tree of Life Europe (TOL Europe)

in million euros, unless stated otherwise	**Q3 2003**	Q3 2002	**First 9 months '03**	First 9 months '02
Net sales	**111.0**	101.1	**336.6**	299.9
EBITA	**5.2**	5.3	**19.0**	16.4
ROS	**4.7%**	5.2%	**5.6%**	5.5%

Net sales in the third quarter were up 10% as compared to Q3 2002, as a result of growing sales in the Dutch specialized store channel, Kallo Foods sales and the consolidation of the Natudis participation as of May 2003. The continued adverse situation in the German market resulted in a marginal negative effect on autonomous growth (-1.6%).

As announced earlier this year, the current Tree of Life Europe management team will be eliminated as per January 1, 2004. The team played a key role in the formation of the European Natural & Specialty Foods division. The new structure of the division enables a more direct reporting structure for the future.

Tree of Life North America (TOL NA)

in million euros, unless stated otherwise	**Q3 2003**	Q3 2002	**First 9 months '03**	First 9 months '02
Net sales	**388.4**	410.7	**1,179.4**	1,324.2
Net sales at constant exchange rates	**443.5**	410.7	**1,413.7**	1,324.2
EBITA[4]	**(6.3)**	5.0	**(24.4)**	26.5
Exceptional items	**(7.8)**	-	**(35.9)**	-
ROS[4]	**(1.6%)**	1.2%	**(2.1%)**	2.0%

In line with previous quarters, TOL NA continued to experience growth in the 3rd quarter. Sales volume grew in specialized stores, supermarkets and supernaturals, amounting to a dollar sales growth of 8.0% over Q3 2002. This market development was mitigated by a weak dollar, resulting in a 5% decrease in sales in euros. Although in comparison with the same period last year EBITA decreased by EUR 11.3 million, results compared to the second quarter of this year show an improvement of EUR 4.4 million.

[4] before exceptional items.

Wessanen

American Beverage Corporation (ABC) saw a positive improvement of both sales and EBITA in US dollars. Sales were driven by continued growth of new innovations, despite lower sales of water and fruit drinks due to a poor summer season. Production savings and closing of the Salem plant improved ABC's gross margin. Additional cost reductions are expected as a result of the closing of the Casa Grande facility in the fall of this year, which resulted in a workforce reduction of 50 positions.

Termination of distribution agreement with Wild Oats

As client profitability is a central point of attention in TOL NA's recovery plan, much effort was put in by both TOL NA and Wild Oats to achieve break-even by the end of the year and be profitable by 2004. Developments over the year, however, did not indicate that these objectives would be met, leading both parties to agree that annulment of the current distribution agreement is the best way forward for both Tree of Life and Wild Oats. Termination of the agreement implies a loss of 10% of TOL NA's total sales. Nevertheless, it is expected to have a positive impact on Wessanen's operating result in 2004 and return a positive cash flow of approximately EUR 30 million as a result of a decrease in working capital.

Balance sheet investigation

A review of the company's balance sheet in the summer of this year revealed some items that should have been reflected in TOL NA's results over prior periods. In order to get a complete understanding of the financial procedures and processes in this respect, an independent accounting firm was retained to conduct an in-depth investigation into these matters. The investigation is in its final stages with regard to the financial aspects. Investigations and recommendations with regard to the financial procedures and processes involved take somewhat longer. The process is expected to be completed by the end of January 2004. The expenses in the third quarter with regard to the investigation were EUR 0.8 million and were taken as exceptional item in this quarter.

Cereals

in million euros, unless stated otherwise	**Q3 2003**	Q3 2002	**First 9 months '03**	First 9 months '02
Net sales[5]	**55.2**	56.2	**166.8**	168.6
EBITA[5]	**3.0**	1.9	**9.1**	7.5
ROS	**5.4%**	3.4%	**5.5%**	4.4%

[5] excluding Telford Foods

Wessanen

Dailycer's continental sales continued to increase, whereas UK sales decreased as a result of eliminating non-profitable products. The negative currency effect of the GBP against the Euro impacted sales by EUR 1.4 million. Autonomous sales grew by 1.6%. Production efficiencies, purchase savings and overhead reductions have had a positive effect on EBITA (+58% as compared to Q3 2002).

In October, additional measures were taken to streamline the organization. Production efficiencies and further automation in the UK and France will increase capacity. Integration of the Dutch cereal plant and the Delicia organization should result in further efficiency improvements. In total, 67 positions will be shed, of which 31 are in Deeside (UK), 30 in Tilburg (the Netherlands) and 6 in Faverolles (France).

Convenience Food Group (CFG)

in million euros, unless stated otherwise	**Q3 2003**	Q3 2002	**First 9 months '03**	First 9 months '02
Net sales	**42.6**	39.8	**124.7**	121.6
EBITA	**2.7**	2.7	**6.7**	7.3
ROS	**6.3%**	6.8%	**5.4%**	6.0%

CFG's Q3 sales were up 7.0% against the same period last year, driven by strong sales in the retail channel and the Luckhardt acquisition. Autonomous sales grew by 1.3%. Flat development of EBITA was the result of temporary higher production costs as a result of the consolidation of production facilities in Germany and the Netherlands.

The announced integration of the Group's Belgian production activities at Beckers Essen into its Bocholt (Belgium) plant, as well as further automation of the Bocholt facility will result in additional efficiencies. Closing of the Essen plant will eliminate 84 positions.

Other financial aspects

The shareholders' equity/total asset ratio decreased from 53.6% at the end of last year to 49.1% in Q3. For the first 9 months of 2003, the cash flow from operating activities was EUR 10.6 million positive. Net debt at the end of Q3 amounted to EUR 135.8 million versus EUR 104 million at the end of 2002, mainly due to the dividend payment of EUR 40.7 million. Capital expenditure was EUR 12.4 million, which is substantially below depreciation of EUR 23.5 million. Tax was EUR 19.5 million positive, due to the negative result before taxes. The increase in the exchange rate of the euro against the dollar (USD 1.12 in the first 9 months of 2003 compared to USD 0.93 in the first 9 months of 2002) did not adversely affect the net results.

Wessanen

Important dates

December 3, 2003	General Meeting of Shareholders
February 18, 2004	Publication fourth quarter and full year 2003 results
March 31, 2004	Annual General Meeting of Shareholders
April 2, 2004	Ex-dividend share price determined
April 14, 2004	Dividend payable
May 12, 2004	Publication first quarter results 2004
August 10, 2004	Publication second quarter and interim results 2004
November 12, 2004	Publication third quarter results 2004

More information

Should you have any questions, please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.vanstee@wessanen-hq.com.
For questions regarding Investor Relations issues, please contact Timo de Grefte, Corporate Staff Director Corporate Communications; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com

Read the backgrounds on *Websanen*, Wessanen's quarterly online magazine: www.wessanen.com/websanen

Company profile

Koninklijke Wessanen nv is a multinational food group, based in the Netherlands, operating in the European and North American markets. The company markets, distributes and produces wellness consumer products that are natural, healthy, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Appendices

- Changes in accounting policies
- Condensed income statement
- Condensed balance sheet
- Financial highlights
- Financial information per share
- Condensed statement of cash-flows

Wessanen

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Wessanen
UNAUDITED

Changes in accounting policies

Adjustments to the Dutch Generally Accepted Accounting Principles (GAAP) led to the introduction of two accounting changes, effective as from 2003. The comparative figures for 2002 have also been adjusted accordingly.

In the past the proposed dividend was shown in the balance sheet under short-term liabilities. As a result, the shareholders' equity was presented after deduction of the proposed dividend. As of 2003, the dividend is recognized when payable (interim dividend) or declared (final dividend). This change has necessitated an adjustment in the balance sheet, the capital employed and various ratios. The effect of this change is an increase of EUR 30.2 million in the shareholders' equity as at the end of 2002.

Items that did not arise from ordinary activities used to be recognized in the profit and loss account as extraordinary results. As of 2003 these items are recognized as exceptional items in the operating result (EBIT). In the third quarter 2002, EUR 1.0 million has been reclassified from extraordinary to exceptional items.

Condensed income statement

in millions euro, unless stated otherwise

	Q3 2003	Q3 2002	9 months 2003	9 months 2002
Net sales[6]	597.2	678.2	1,807.5	2,127.7
Operating expenses	593.7	659.5	1,802.6	2,072.4
EBITA[7]	3.5	18.7	4.9	55.3
Amortization of goodwill	(2.8)	(2.4)	(8.0)	(6.5)
Exceptional items	(7.8)	(1.0)	(38.4)	(1.0)
EBIT[8]	(7.1)	15.3	(41.5)	47.8
Financial income and expenses, net	(1.4)	(4.5)	(7.0)	(12.5)
Income before taxes	(8.5)	10.8	(48.5)	35.3
Income taxes	3.8	(2.7)	19.5	(10.1)
Income from participations and minority interests	(0.2)	0.3	0.1	0.7
Net income	(4.9)	8.4	(28.9)	25.9
Net income before exceptional items and amortization of goodwill	2.1	11.8	3.3	33.4

[6] Including the in 2002 divested Leerdammer Company and Telford Foods

[7] Operating result before exceptional items and amortization of goodwill, including the in 2002 divested Leerdammer Company and Telford Foods

[8] Operating result

Wessanen

Condensed balance sheet

in millions euro, unless stated otherwise

	September 30, 2003	December 31, 2002
Fixed assets	426.4	462.3
Current assets	689.0	731.5
	1,115.4	1,193.8
Group equity	555.6	642.9
Provisions	53.2	56.9
Long-term liabilities	137.6	155.7
Current liabilities	369.0	338.3
	1,115.4	1,193.8

Financial highlights[9]

in millions euro, unless stated otherwise

	Q3 2003	Q3 2002	9 months 2003	9 months 2002
ROS	0.6%	2.8%	0.3%	2.6%
Average capital employed	548.2	641.5	561.2	680.9
ROI	2.6%	11.7%	1.2%	10.8%
Increase economic premium	(12.3)	5.8	(37.5)	4.9
Average goodwill	528.8	509.4	522.5	549.0
ROIC	1.3%	6.5%	0.6%	6.0%
Group equity as a percentage of total assets	-	-	49.8%	53.9%
EBITDA/interest ratio	7.8	6.4	4.1	6.9
Net debt	-	-	135.8	253.6

Financial information per share

in euros

	Q3 2003	Q3 2002	9 months 2003	9 months 2002
Net income before amortization of goodwill and exceptional items	0.03	0.17	0.05	0.47
Net income	(0.07)	0.12	(0.41)	0.37
Average number of outstanding shares	70,122,006	70,175,876	70,169,185	70,401,501
Number of outstanding shares as per September 30, 2003, and September 30, 2002, respectively	72,588,501	72,588,501	72,588,501	72,588,501

[9] Before exceptional items

Wessanen

Condensed statement of cash-flows

in millions euro, unless stated otherwise

	Q3 2003	Q3 2002	9 months 2003	9 months 2002
Operating activities				
Net income after taxes	(4.9)	9.4	(28.9)	26.9
Depreciation property, plant and equipment	7.4	9.9	23.5	30.8
Amortization of goodwill	2.8	2.4	8.0	6.5
Impairment fixed assets	-	-	13.7	-
Changes in working capital and provisions	11.7	(20.2)	(7.1)	21.6
Income from investments in associates and minority interests	1.4	(0.8)	1.4	(1.7)
Cash flow from operating activities	18.4	0.7	10.6	84.1
Investments				
Purchase of property, plant and equipment	(3.9)	(16.6)	(14.5)	(33.9)
Disposal of property, plant and equipment	(0.1)	-	2.1	1.1
Financial fixed assets	0.8	5.3	4.6	(0.3)
Purchase price acquisitions	-	(26.8)	(15.1)	(40.5)
Divestments	-	5.0	-	5.0
Cash flow from investment activities	(3.2)	(33.1)	(22.9)	(68.6)
Financing				
Long-term debts	(2.7)	(1.3)	(8.2)	4.2
Short-term debts	(7.5)	27.7	25.2	25.9
Purchase of own shares	(0.4)	(0.8)	(0.4)	(3.5)
Dividend paid	(10.5)	(9.1)	(40.7)	(40.3)
Cash flow from financing activities	(21.1)	16.5	(24.1)	(13.7)
Change in cash	(5.9)	(15.9)	(36.4)	1.8

Equity	Sep 30 2003	Dec 31 2002
Balance of beginning year	639.4	617.3
Net income	(28.9)	101.4
Dividend	(40.7)	(40.8)
Goodwill (on acquisitions prior to 2001)	(2.3)	(1.6)
Translation adjustments	(19.1)	(33.4)
Purchase of own shares for personnel options	(0.4)	(3.3)
Other	-	(0.2)
Balance September 30, 2003, and December 31, 2002, resp.	548.0	639.4